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SEC FILE NUMBER
8-37613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Western Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Freeway, Suite 409
(No. and Street)

Fort Worth (City) | Texas (State) | 76182-0159 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Ferguson (817)553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford, Baumeister & Frazier,PLLC
(Name – *if individual, state last, first, middle name*)

512 Main Street, Suite 1500 (Address) | Fort Worth (City) | Texas (State) | 76102 (Zip Code)

PROCESSED
NOV 06 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 28 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARRIE LEE WILSON
Notary Public, State of Texas
My Commission Expires
August 17, 2011

Signature

PRESIDENT

Title

Carrie Lee Wilson

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (See statement of cash flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not applicable)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not applicable)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (No longer required)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Auditor's report on internal control structure required by SEC Rule 17 A-5)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

FOR THE YEAR ENDED JUNE 30, 2008

FIRST WESTERN SECURITIES, INC.
CONTENTS
JUNE 30, 2008

SB&F
SANFORD, BAUMEISTER
& FRAZIER, PLLC
Certified Public Accountants and Consultants

August 22, 2008

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

Independent Auditors' Report

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford, Baumeister & Frazier, PLLC

SANFORD, BAUMEISTER & FRAZIER, PLLC

Keeping you in the black, not in the dark
512 Main Street, Suite 1500 | Fort Worth, TX 76102 | 817.877.5000 main | 817.877.5330 fax | www.sbf-cpa.com

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash in bank	$	46,175		
Money market mutual fund		55,671		
Commissions receivable		332,175		
Federal income tax receivable		1,532		
Clearing deposits		66,859		
Furniture and equipment, at cost, less accumulated depreciation of $4,427		13,705		
TOTAL ASSETS			$	516,117

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions and wages payable	$	41,117		
Commissions payable to independent agents		319,084		
Accrued accounts payable		30,212		
Related party payable		2,211		
Deferred income taxes		4,660		
Total Liabilities			$	397,284
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		26,478		
Retained earnings		83,458		
Total Stockholders' Equity				118,833
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	516,117

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

REVENUES				
Commissions	$	4,866,363		
Interest income		5,432		
Total Revenues			$	4,871,795
EXPENSES				
Employee compensation		691,646		
Clearing charges		47,841		
Independent agent commissions		3,501,768		
Other operating expenses		404,513		
Total Expenses				4,645,768
INCOME BEFORE FEDERAL INCOME TAX				226,027
FEDERAL INCOME TAXES				74,154
NET INCOME			$	151,873

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - June 30, 2007	$ 8,897	$ 26,478	$ 85,620	$ 120,995
Stockholder distributions			(154,035)	(154,035)
Net income			151,873	151,873
BALANCE - June 30, 2008	$ 8,897	$ 26,478	$ 83,458	$ 118,833

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	151,873		
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		4,427		
Deferred taxes		4,660		
(Increase) decrease in operating assets:				
Commissions receivable		76,952		
Federal income tax receivable		(1,532)		
Related party receivable		6,700		
Clearing deposits		(2,075)		
Increase (decrease) in operating liabilities:				
Commissions and wages payable		(10,443)		
Accrued accounts payable		(1,768)		
Commissions payable to independent agents		(34,555)		
Related party payable		2,211		
Federal income tax payable		(19,408)		
Net Cash Provided by Operating Activities			$	177,042
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of furniture and equipment		(18,132)		
Net Cash Used in Investing Activities				(18,132)
CASH FLOWS FROM FINANCING ACTIVITIES				
Stockholder distributions		(154,035)		
Net Cash Used in Financing Activities				(154,035)
NET INCREASE IN CASH AND CASH EQUIVALENTS				4,875
CASH AND CASH EQUIVALENTS - Beginning of Year				96,971
CASH AND CASH EQUIVALENTS - End of Year			$	101,846

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income tax paid	$	90,434

The accompanying notes to financial statements
are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii); such that, it does not have any possession or control of customer funds or securities. The predominance of its customers live in Texas and a substantial portion of all transactions are cleared through clearing houses located in Texas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles. Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2008 consist of cash in bank and a money market mutual fund.

During the year ended June 30, 2008, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. The Federal Deposit Insurance Corporation only insures the deposits up to $100,000 per financial institution. The excess above $100,000 is only backed by the soundness of the financial institution. Management believes the risk of incurring material losses related to this credit risk is remote.

COMMISSIONS RECEIVABLE

Commission receivable is reported at the amount management expects to collect on balances outstanding at year-end. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2008. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2008, the Company recognized no bad debt expense.

FURNITURE AND EQUIPMENT

All furniture and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the statement of income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged to income as incurred. Depreciation expense for the year ended June 30, 2008 amounted to $4,427.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes one brokerage house to execute all of its customers' stock and bond transactions. The brokerage house remits the Company's commission on these trades monthly. Therefore, a portion of the Company's commission receivable balance could be at risk at any point in time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2008 was $2,131.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for income tax reporting purposes.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CLEARING DEPOSITS

As of June 30, 2008, the Company has a combined balance of $66,859 on deposit with First Clearing, LLC and Southwest Securities, Inc. (its previous clearing broker). The Company was required to maintain a clearing deposit balance with these clearing brokers for the execution of investment trades.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $106,030 that was $56,030 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 3.70 to 1.

NOTE 5 - OPERATING LEASE

The Company is committed to leasing its present office location through June 30, 2009. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2008 was $45,288 and is included in other operating expenses on the statement of income.

The future minimum rental payments based upon the base amounts under the non-cancelable operating lease are as follows:

Year Ending June 30,	Amount
2009	$ 39,815
Total	$ 39,815

NOTE 6 - RELATED PARTY TRANSACTIONS

On July 1, 2007, the Company purchased its previously month-to-month leased furniture and office equipment from the majority stockholder of the Company. The purchase price paid by the Company to this individual for these items was $17,411.

As of June 30, 2008, the Company has a payable balance of $2,211 to the same individual mentioned in the previous paragraph.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2008, the Company elected to make a $14,104 discretionary contribution.

NOTE 8 - FEDERAL INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income taxes are provided for differences between financial statement and income tax reporting. This primarily results from the use of the accelerated cost recovery system and the modified accelerated cost recovery system for tax depreciation.

The deferred federal income tax of $4,660 as of June 30, 2008 relates to accumulated tax depreciation being in excess of accumulated book depreciation by $13,705.

The federal income tax payable (receivable) at June 30, 2008 is calculated as follows:

Federal Income Tax Payable (Receivable)	
Income per financial statements	$ 226,027
Timing differences:	
Depreciation	(13,705)
Permanent differences:	
Meals and entertainment	6,404
Income for federal income tax purposes	218,726
Effective federal income tax rate	31.34%
Current federal income tax expense per tax return	68,553
Less: Federal income tax deposits made	(70,085)
Federal Income Tax Payable (Receivable)	$ (1,532)

NOTE 8 - FEDERAL INCOME TAXES - Continued

The components of federal income tax expense for the year ended June 30, 2008 are as follows:

Current	$	68,553
Prior year under payment penalty not accrued		941
Deferred		4,660
Federal Income Tax Expense	$	74,154

The Company has a "brother/sister controlled group" relationship with First Western Leasing, Inc. since five or fewer persons own at least 80% of the voting stock of each company.

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

NET CAPITAL		
Total stockholders' equity - book purposes	$	118,833
Deductions		(2,645)
Total Stockholders' Equity Qualified for Net Capital		116,188
Allowable credits - deferred taxes		4,660
Total Capital and Allowable Credits		120,848
Deductions and/or Charges		
Non-allowable assets:		
Property and equipment - net of accumulated depreciation		13,705
Total Deductions and/or Charges		13,705
Net Capital Before Haircuts on Securities Positions		107,143
Haircuts on Securities		1,113
Net Capital	$	106,030
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	41,117
Commissions payable to independent agents		319,084
Accrued accounts payable		30,212
Related party payable		2,211
Total Aggregate Indebtedness	$	392,624
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1000% (or $50,000, whichever is greater)	$	56,030
Ratio of aggregate indebtedness to net capital		3.70 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of FORM X-17A-5 as of June 30, 2008)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	102,397
Audit adjustment for federal income tax		3,633
Net Capital per Above	$	106,030

SCHEDULE II

FIRST WESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended June 30, 2008.

SB&F
SANFORD, BAUMEISTER & FRAZIER, PLLC
Certified Public Accountants and Consultants

August 22, 2008

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of First Western Securities, Inc. (the "Company") as of and for the year ended June 30, 2008 (on which we issued our report dated August 22, 2008), in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Keeping you in the black, not in the dark
512 Main Street, Suite 1500 | Fort Worth, TX 76102 | 817.877.5000 main | 817.877.5330 fax | www.sbf-cpa.com

Board of Director and Shareholders
First Western Securities, Inc.
Page 2
August 22, 2008

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination or control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister & Frazier, PLLC

SANFORD, BAUMEISTER & FRAZIER, PLLC

END